Exhibit 7.1

Ratio of earnings to fixed charges

Years ended December 31,		2007	2006	2005	2004	2003
For the Allianz Group (IFRS)		2.5	2.6	2.1	1.8	1.5

Years ended December 31,		2007	2006	2005	2004	2003
		€ mn	€ mn	€ mn	€ mn	€ mn
For the Allianz Group (IFRS)	Income before income taxes and minority interests in earnings	11,568	10,323	7,829	5,044	3,812
	Add: Fixed charges	7,586	6,639	7,165	6,448	7,600

	Income before income taxes and minority interests in earnings before fixed charges	19,154	16,962	14,994	11,492	11,412
	Fixed charges:
	Interest expense	6,672	5,759	6,377	5,688	6,871
	Interest component of net periodic benefit cost	785	725	693	676	640
	Interest component of rental expenses	129	155	95	84	89

	Total fixed charges	7,586	6,639	7,165	6,448	7,600
	Ratio of earnings to fixed charges	2.5	2.6	2.1	1.8	1.5